Dreyfus Money Market Instruments, Inc.

ANNUAL REPORT December 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Money Market Instruments, Inc., covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good time for the financial markets, with rallies in the second half of the year helping stocks, bonds and money market instruments achieve positive absolute returns. A number of factors contributed to the markets' gains, including a more moderate economic expansion, strong business conditions, subdued inflation, stabilizing interest rates and robust investor demand for most asset classes.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as reducing allocations to stocks and bonds generally meant missing subsequent rallies. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations. Money market funds have continued to play an important role in that mix.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Senior Portfolio Manager

How did Dreyfus Money Market Instruments perform during the period?

During the 12-month period ended December 31, 2006, the fund produced yields of 4.53% for its Money Market Series and 4.35% for its Government Securities Series. Taking into account the effects of compounding, the fund also produced effective yields of 4.63% and 4.44% for its Money Market Series and Government Securities Series, respectively.[1]

What is the fund's investment approach?

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal:

The fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities including securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by foreign governments or any of their political subdivisions or agencies. Normally the Money Market Series invests at least 25% of its total assets in domestic or dollar-denominated foreign bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements.

What other factors influenced the fund's performance?

The fund's returns in 2006 were mainly influenced by changing economic conditions. The U.S. economy expanded at a robust 5.6% annualized rate in the first quarter of the year. Low unemployment and strong consumer confidence began to rekindle investors' inflation concerns, and despite increases in short-term interest rates in January and March, the U.S. Treasury securities yield curve steepened.

In May, investors' economic concerns intensified when hawkish comments from members of the Federal Reserve Board (the "Fed") sparked sharp declines in longer-term U.S. Treasury security prices. In addition, a falling unemployment rate stoked fears that wage inflation might accelerate. Hence, investors widely expected the Fed's rate hikes in May to 5% and in June to 5.25%.

Investors' concerns were compounded when it later was announced that U.S. GDP expanded at a more moderate 2.6% annualized rate during the second quarter. The economy appeared to slow further over the summer, when housing markets softened and employment gains moderated. The Fed cited a slower economy when it left short-term interest rates unchanged at 5.25% at its August meeting, the first pause after more than two years of steady rate hikes.

The Fed again left overnight interest rates unchanged in September. While core inflation data remained elevated, the Fed indicated that it expected those pressures to moderate as the economy slowed. Oil prices tumbled to around $60 per barrel, helping to put a lid on one of the main drivers of the market's inflation fears, while a decline in the unemployment rate helped to reassure investors that the economy was headed for a soft landing.

The Fed continued to hold overnight interest rates steady at its meeting in late October. Still, Fed members indicated that the risk of higher inflation was greater than the risk of a pronounced economic downturn, and further policy firming might be needed if inflation remains above the Fed's comfort zone.

The Fed's concerns appeared to be warranted when an employment report released in December showed healthy employment gains. However, other economic data — including declines in consumer confidence and orders for durable goods — suggested that the economy continued to slow, but at a gradual pace that appeared to hold little risk of recession.

Over the first half of the reporting period, as short-term interest rates rose, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity to the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, it has made little sense to us to establish an even longer maturity position.

What is the fund's current strategy?

Fed members may be comfortable with interest rates for now, but they stand ready to change monetary policy as conditions warrant. Therefore, after a multi-year period in which Fed actions were predictable, we have entered a more uncertain time, in which every piece of economic data is likely to be scrutinized for its possible impact on monetary policy. Current economic data suggest that the U.S. economy remains sound and inflationary pressures are moderating, which may allow the Fed to remain on hold for some time. However, new economic data could paint a different picture, making a relatively cautious investment posture prudent in our judgment.

January 16, 2007

An investment in either Series is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in either Series.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Money Market Series and Government Securities Series reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Money Market Series and Government Series yields would have been 4.34% and 4.19%, respectively, and the effective yields would have been 4.43% and 4.28%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Instruments, Inc. from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.81	$ 2.96
Ending value (after expenses)	$1,024.50	$1,023.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.80	$ 2.96
Ending value (after expenses)	$1,022.43	$1,022.28

† Expenses are equal to the fund's annualized expense ratio of .55% for Money Market Series and .58% for Government Securities Series; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES
December 31, 2006

Negotiable Bank Certificates of Deposit–14.8%	Principal Amount ($)	Value ($)
Bank of America N.A. 5.32%, 3/21/07	15,000,000 a	15,000,000
Bank of Ireland (Yankee) 5.26%, 5/21/07	20,000,000 b	20,004,807
Barclays Bank PLC (Yankee) 5.25%, 6/8/07	15,000,000	15,000,000
Calyon (Yankee) 5.33%, 5/10/07	20,000,000	20,000,000
HSH Nordbank AG (Yankee) 5.34%, 5/9/07	20,000,000 b	20,000,000
Total Negotiable Bank Certificates of Deposit (cost $90,004,807)		**90,004,807**

Commercial Paper–59.8%		
Amstel Funding Corp. 5.31%, 3/28/07	15,000,000 b	14,814,383
Bank of America Corp. 5.27%, 5/7/07	10,000,000	9,819,575
Barclays U.S. Funding Corp. 5.33%, 2/14/07	7,000,000	6,954,998
Bear Stearns Cos. Inc. 5.33%–5.38%, 3/20/07–3/30/07	25,000,000	24,689,500
Beta Finance Inc. 5.25%–5.32%, 2/16/07–6/15/07	15,000,000 b	14,815,813
CC (USA) Inc. 5.32%, 1/12/07–2/15/07	20,000,000 b	19,918,333
CHARTA LLC 5.32%, 2/21/07	20,000,000 b	19,851,250
CIESCO LLC 5.32%, 2/20/07	15,000,000 b	14,890,625
Concord Minutemen Capital Co. LLC 5.32%, 2/12/07	15,023,000 b	14,930,984
FCAR Owner Trust, Ser. I 5.38%, 3/19/07	5,000,000	4,943,961
Govco Inc. 5.32%, 2/21/07	25,000,000 b	24,814,063
Grampian Funding Ltd. 5.37%, 3/20/07	15,000,000 b	14,830,025

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Harrier Finance Funding Ltd. 5.38%, 3/20/07	10,000,000 [b]	9,886,575
HSBC Bank USA N.A. 5.33%, 5/7/07	20,000,000	19,636,700
Kredietbank N.A. Finance Corp. 5.31%, 3/1/07	20,000,000	19,828,244
Liquid Funding Ltd. 5.33%, 2/20/07	20,000,000 [b]	19,853,889
Prudential Funding LLC 5.28%, 1/2/07	18,000,000	17,997,360
Raiffeisen Zentralbank Oesterreich 5.33%, 4/3/07	15,000,000	14,801,050
Scaldis Capital Ltd. 5.39%, 3/12/07	20,519,000 [b]	20,309,535
Simba Funding Corp. 5.32%, 3/1/07	25,000,000 [b]	24,785,101
Solitaire Funding Ltd. 5.32%, 1/11/07	20,000,000 [b]	19,970,833
Three Pillars Funding LLC 5.33%, 4/9/07	12,731,000 [b]	12,550,266
Total Commercial Paper (cost $364,893,063)		**364,893,063**

Corporate Notes—13.1%		
Cullinan Finance Ltd. 5.32%, 10/25/07	25,000,000 [a,b]	24,997,002
General Electric Capital Corp. 5.31%, 1/24/07	25,000,000 [a]	25,000,000
Societe Generale 5.39%, 12/30/06	15,000,000 [a]	15,000,000
Wells Fargo & Co. 5.34%, 1/3/07	15,000,000 [a]	15,000,000
Total Corporate Notes (cost $79,997,002)		**79,997,002**

Time Deposits—2.1%		
State Street Bank and Trust Co., Boston, MA (Grand Cayman) 5.12%, 1/2/07 (cost $12,700,000)	12,700,000	**12,700,000**

Repurchase Agreements—9.0%	Principal Amount ($)	Value ($)
UBS Securities LLC		
5.27%, dated 12/29/06, due 1/2/07 in the amount of $55,032,206 (fully collateralized by $9,728,000 Federal Home Loan Mortgage Corp., Notes, 4.50%-6.25%, due 8/22/07-3/5/12, value $9,825,074, $23,336,000 Federal Home Loan Mortgage Corp., Strips, due 3/15/10-7/15/32, value $10,334,696, $17,732,000 Federal National Mortgage Association, Notes, 2.75%-5.25%, due 2/13/07-6/1/10, value $17,750,039 and $37,331,000 Federal National Mortgage Association, Strips, due 11/15/08-1/15/27, value $18,195,026)		
(cost $55,000,000)	55,000,000	**55,000,000**
Total Investments (cost $602,594,872)	**98.8%**	602,594,872
Cash and Receivables (Net)	**1.2%**	7,576,760
Net Assets	**100.0%**	610,171,632

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $311,223,484 or 51.0% of net assets.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Banking	40.8	Asset-Backed/Securities Arbitrage Vehicles	6.5
Asset-Backed/ Multi-Seller Programs	15.9	Brokerage Firms	4.1
Asset-Backed/Structured Investment Vehicles	14.7	Finance	4.1
		Insurance	2.9
Repurchase Agreements	9.0	Asset-Backed/Single Seller	.8
			98.8

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

GOVERNMENT SECURITIES SERIES

December 31, 2006

U.S. Treasury Bills—3.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
4/19/07 (cost $8,652,114)	5.06	8,782,000	**8,652,114**

Repurchase Agreements—97.2%			
Banc of America Securities LLC dated 12/29/06, due 1/2/07 in the amount of $35,017,889 (fully collateralized by $35,757,000 U.S. Treasury Bills, due 1/11/07, value $35,700,504)	4.60	35,000,000	35,000,000
Bear Stearns Cos. Inc. dated 12/29/06, due 1/2/07 in the amount of $40,019,556 (fully collateralized by $40,945,000 U.S. Treasury Bills, due 3/22/07, value $40,490,511)	4.40	40,000,000	40,000,000
Citigroup Global Markets Holdings Inc. dated 12/29/06, due 1/2/07 in the amount of $35,018,667 (fully collateralized by $112,991,000 U.S. Treasury Strips, due 8/15/29-2/15/36, value $35,700,334)	4.80	35,000,000	35,000,000
Goldman, Sachs & Co. dated 12/29/06, due 1/2/07 in the amount of $30,015,667 (fully collateralized by $22,409,000 U.S. Treasury Bonds, 8.125%, due 8/15/21, value $30,601,219)	4.70	30,000,000	30,000,000
Merrill Lynch & Co. Inc. dated 12/29/06, due 1/2/07 in the amount of $40,020,889 (fully collateralized by $40,626,000 U.S. Treasury Notes, 4.125%, due 8/15/08, value $40,807,377)	4.70	40,000,000	40,000,000
Morgan Stanley dated 12/29/06, due 1/2/07 in the amount of $40,021,467 (fully collateralized by $125,655,000 U.S. Treasury Strips, due 5/15/30, value $40,800,179)	4.83	40,000,000	40,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
UBS Securities LLC			
dated 12/29/06, due 1/2/07 in the amount of $40,021,333 (fully collateralized by $41,535,000 Treasury Inflation Protected Securities, 2%, due 1/15/16, value $40,800,498)	4.80	40,000,000	40,000,000
Total Repurchase Agreements (cost $260,000,000)			**260,000,000**
Total Investments (cost $268,652,114)		**100.4%**	**268,652,114**
Liabilities, Less Cash and Receivables		**(.4%)**	**(1,095,990)**
Net Assets		**100.0%**	**267,556,124**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Repurchase Agreements	97.2	U.S. Treasury Bills	3.2
			100.4

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities, See Statement of Investments (including repurchase agreements of $260,000,000 for the Government Securities Series)—Note 2(b)	602,594,872	268,652,114
Cash	6,627,123	–
Interest receivable	1,427,703	101,600
Prepaid expenses	74,953	31,409
	610,724,651	**268,785,123**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)	450,200	160,737
Cash overdraft due to Custodian	–	235,209
Payable for shares of Common Stock redeemed	–	734,712
Accrued expenses	102,819	98,341
	553,019	**1,228,999**
Net Assets ($)	**610,171,632**	**267,556,124**
Composition of Net Assets ($):		
Paid-in capital	610,188,713	267,556,124
Accumulated net realized gain (loss) on investments	(17,081)	–
Net Assets ($)	**610,171,632**	**267,556,124**

Net Asset Value Per Share

	Money Market Series	Government Securities Series
Net Assets ($)	610,171,632	267,556,124
Shares Outstanding	610,172,212	267,556,124
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**27,924,861**	**12,913,312**
Expenses—Note 2(c):		
Management fee—Note 3(a)	2,727,906	1,309,664
Shareholder servicing costs—Note 3(b)	935,637	400,095
Registration fees	99,258	46,728
Custodian fees	76,867	65,617
Prospectus and shareholders' reports	67,697	34,013
Directors' fees and expenses—Note 3(c)	55,059	29,071
Professional fees	53,380	40,848
Miscellaneous	13,431	12,087
Total Expenses	**4,029,235**	**1,938,123**
Less—reduction in management fee due to undertakings—Note 3(a)	(1,028,539)	(418,913)
Less—reduction in custody fees due to earnings credits—Note 2(b)	(4,336)	(1,833)
Net Expenses	**2,996,360**	**1,517,377**
Investment Income—Net	**24,928,501**	**11,395,935**
Net Realized Gain (Loss) on Investments—Note 2(b) ($)	**6,701**	**16**
Net Increase in Net Assets Resulting from Operations	**24,935,202**	**11,395,951**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Money Market Series | | Government Securities Series | |
| | Year Ended December 31, | | Year Ended December 31, | |
	2006	2005	2006	2005
Operations ($):				
Investment income−net	24,928,501	8,703,831	11,395,935	6,337,464
Net realized gain (loss) on investments	6,701	3,337	16	3,316
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,935,202**	**8,707,168**	**11,395,951**	**6,340,780**
Dividends to Shareholders from ($):				
Investment income−net	**(24,928,501)**	**(8,703,831)**	**(11,395,935)**	**(6,337,464)**
Capital Stock Transactions ($1.00 per share):				
Net proceeds from shares sold	710,837,099	357,218,306	307,757,748	321,517,609
Dividends reinvested	2,427,350	834,733	4,657,049	2,683,292
Cost of shares redeemed	(444,358,606)	(340,085,832)	(303,887,865)	(334,282,864)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**268,905,843**	**17,967,207**	**8,526,932**	**(10,081,963)**
Total Increase (Decrease) in Net Assets	**268,912,544**	**17,970,544**	**8,526,948**	**(10,078,647)**
Net Assets ($):				
Beginning of Period	341,259,088	323,288,544	259,029,176	269,107,823
End of Period	**610,171,632**	**341,259,088**	**267,556,124**	**259,029,176**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.045	.026	.007	.005	.013
Distributions:					
Dividends from investment income−net	(.045)	(.026)	(.007)	(.005)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.61	2.65	.66	.48	1.30
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.74	.79	.75	.79	.75
Ratio of net expenses to average net assets	.55	.63	.75	.79	.75
Ratio of net investment income to average net assets	4.57	2.62	.65	.48	1.29
Net Assets, end of period ($ x 1,000)	610,172	341,259	323,289	271,012	243,567

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.043	.025	.006	.005	.013
Distributions:					
Dividends from investment income−net	(.043)	(.025)	(.006)	(.005)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.43	2.48	.57	.46	1.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.74	.73	.73	.72	.69
Ratio of net expenses to average net assets	.58	.63	.73	.72	.69
Ratio of net investment income to average net assets	4.35	2.44	.56	.46	1.26
Net Assets, end of period ($ x 1,000)	267,556	259,029	269,108	285,688	318,633

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—General:

Dreyfus Money Market Instruments, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two series: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue 5 billion shares of $.001 par value Common Stock for the Money Market Series and 10 billion shares of $.001 par value Common Stock for the Government Securities Series.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For

financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gain of either series can be reduced by a capital loss carryover of that series, such gain will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in

the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a separate entity for the purposes of determining such qualification.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At December 31, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

Money Market Series' accumulated capital loss carryover of $17,081 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $1,158 of the carryover expires in fiscal 2007, $9,973 expires in fiscal 2008 and $5,950 expires in fiscal 2010.

The tax character of distributions for Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2006 and December 31, 2005, were all ordinary income.

At December 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee for each series is computed at the annual rate of .50% of the value of the average daily net assets of each series and is payable monthly. The Manager had undertaken from January 1, 2006 through December 31, 2006, to reduce the management fee paid by each series, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .55% for Money Market Series and .58% for Government Securities Series of the value of each series' average daily net assets. The reduction in management fee, for Money Market Series pursuant to the undertaking, amounted to $1,028,539 during the period ended December 31, 2006. The reduction in management fee, for Government Securities Series pursuant to the undertaking, amounted to $418,913 during the period ended December 31, 2006.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2006, the Money Market Series and the Government Securities Series were charged $241,946 and $158,282, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2006, the Money Market Series and the Government Securities Series, were charged $28,964 and $60,709, respectively, pursuant to the transfer agency agreement.

During the period ended December 31, 2006, the fund was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Money Market Series consist of: management fees $523,613, chief compliance officer fees $2,044 and transfer agency per account fees $4,800, which are offset against an expense reimbursement currently in effect in the amount of $80,257.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Government Securities Series consist of: management fees $179,344, chief compliance officer fees $2,044 and transfer agency per account fees $10,000, which are offset against an expense reimbursement currently in effect in the amount of $30,651.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Money Market Instruments, Inc.

We have audited the accompanying statement of assets and liabilities, including the statements of investments, of Dreyfus Money Market Instruments, Inc. (comprising, respectively, the Money Market Series and the Government Securities Series), as of December 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective series constituting Dreyfus Money Market Instruments, Inc. at December 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 15, 2007

Dreyfus Money Market Instruments, Inc.

IMPORTANT TAX INFORMATION (Unaudited)

Money Market Series

For federal tax purposes, the fund hereby designates 93.71% of the ordinary income dividends paid during the fiscal year ended December 31, 2006 as qualifying interest related dividends.

Government Securities Series

For federal tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during the fiscal year ended December 31, 2006 as qualifying interest related dividends.

PROXY RESULTS (Unaudited)

Dreyfus Money Market Instruments, Inc. held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis †	713,833,761	2,438,005
Joseph S. DiMartino	711,669,800	4,601,966
David P. Feldman	711,681,803	4,589,962
Ehud Houminer †	713,847,956	2,423,810
Gloria Messinger †	713,721,235	2,550,531
Anne Wexler †	713,589,005	2,682,760

† Each will serve as an Independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007.
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

James F. Henry (76)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

————————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

————————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1980)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- Methanex Corporation, a methanol producing company, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member
Rosalind Gersten Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Money Market
Instruments, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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